Mail Stop 6010

June 23, 2008

Mr. Ronghua Wang
Chief Executive Officer
Biostar Pharmacueticals, Inc.
Shiji Avenue, Xianyang City
Shaanxi Province, P.R. China, 712000

      Re: Biostar Pharmaceuticals, Inc.
             Amendment No. 4 to Registration Statement on Form S-1/A
             Filed June 12, 2008
             File No. 333-147363

Dear Mr. Wang:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 4 to Registration Statement on Form S-1/A

General

1. Please update your disclosure to add citations to Regulation S-K, rather than Regulation S-B, in the following instances:

   - Page 44: please update your disclosure to cite to Item 303(a)(4) of Regulation S-K when discussing your off-balance sheet arrangements;
   - Page 71: please update your disclosure to cite to Item 509 of Regulation S-K when discussing "Interest of Named Experts and Counsel."
   - Page 77: please update your disclosure to cite to the filing requirements of Form S-1, instead of Form SB-2, above the signatures made on behalf of the registrant.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

Liquidity And Capital Resources and Results of Operations As of March 31, 2008…, page 35

Liquidity And Capital Resources, page 35

2. Please revise your disclosure to quantify the longer credit term provided to customers as a result of the sales promotion.

Critical Accounting Policies, page 42

Allowance for Doubtful Accounts, page 42

3. Please revise your disclosure to include the following information:

   - Disclose the aging of your accounts receivable;
   - Disclose the day's sales outstanding for each period presented and the reasons for significant changes from the prior period; and
   - State the steps you take in collecting accounts receivable. Disclose your policy with respect to determining when a receivable is ultimately written off.

Executive Compensation, page 69

4. Please provide compensation information for CFO Elaine Zhao in your executive compensation table, as required by Item 402 (c) of Regulation S-K.

<u>Employment Agreements, page 69</u>

5. We note your disclosure on page 69 that you entered into a contract with CFO Elaine Zhao on June 25, 2007, whereby she provides financial services to your company for consideration of $45,000 per year. Please file this agreement as an exhibit to your registration statement pursuant to Item 601 (b)(10)(iii)(A) of Regulation S-K.

<u>Index to Financial Statements, page 73</u>

<u>Financial Statements – December 31, 2007</u>

<u>Notes to Consolidated Financial Statements, page F-25</u>

<u>Note 2 – Summary of Significant Accounting Policies, page F-25</u>

<u>Revenue Recognition, page F-30</u>

6. Please refer to your response to our prior comment number 12. Please revise your disclosure to include your policy for sales returns.

<u>Note 4 – Series A Convertible Preferred Stock, page F-33</u>

7. Please refer to your response to our prior comment number 18. We note the preferred stock offering occurred between May and June of 2007. As there is no public market for your shares, please tell us how you determined the "current stock price" and the "assumed market price" of the common stock. Tell us what assumptions and methodologies you used to value the stock.

<u>Exhibits, page 75</u>

8. Please refer to your response to Comment 15. We note that you filed with your Amendment No. 34 the Form of BVI Trust Agreement.   Recital (B) of Exhibit 99.2 states that "It is intended that this Settlement shall be irrevocable." However, page 45 of your prospectus states, "Each trust is revocable upon the instructions of the Settlor." Please clarify this inconsistency, and amend your registration statement if necessary.

9. Please confirm supplementally that each shareholder of Aoxing Pharmaceutical signed a BVI Trust Agreement that is substantially similar to the Form of BVI Trust Agreement filed as Exhibit 99.2.

*   *   *   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tabatha Akins at (202) 551-3658 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Rose Zukin at (202) 551-3239 or Suzanne Hayes at (202) 551-3675 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Darren Ofsink, Esq.
        Guzov Ofsink LLC
        600 Madison Avenue, 14th Floor
        New York, NY 10022